Exhibit 99.1

Snow lake lithium confirms no shareholders meeting will take place on december 15, 2022

Winnipeg, Manitoba -- (December 15, 2022) – Snow Lake Resources Ltd., d/b/a/ Snow Lake Lithium Ltd. (NASDAQ: LITM) (“Snow Lake Lithium” or the “Company”) responds to the latest tactics of the dissident shareholders, comprised of Kushkush Investments Pty Ltd (Alexandra Discretionary Trust), M + T K PTY LTD < MTK SUPERANNUATION FUND>, Delaware IR LLC, Benjamin Abraham Fogelgarn, Nikola Najdoski, Yukor Mipoz Pty Ltd, Ozzi Pty Ltd, Deerhunter Investments Pty Ltd, and Nova Minerals Limited (collectively, the “Dissidents”).

The Dissidents’ latest initiative involves issuing an inaccurate press release falsely asserting that a meeting of the Company’s shareholders will be held on December 15, 2022. As confirmed in the Company’s press release dated December 14, 2022, the annual general and special meeting of the Company’s shareholders (the “Meeting”) has been postponed by the board of directors of the Company until 9:00 a.m. (Central Time) on January 17, 2023.

Any purported meeting of shareholders prior to the Meeting on January 17, 2023 will be invalid, as will any business purportedly conducted thereat. The board of directors urges shareholders to disregard the Dissidents’ ongoing inappropriate efforts to mislead shareholders and the market.

If you have any questions related to the submission of proxies, voting instruction forms or voting of your shares in connection with the Meeting, please contact:

Alliance Advisors
200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003
North American toll free: 833-550-0994
Outside North America: 458-218-3345
Email: LITM@allianceadvisors.com

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to creating and operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the North American electric vehicle and battery markets.

Our wholly owned Snow Lake Lithium™ Project (previously called Thompson Brothers Lithium Project) now covers a 55,318-acre site that has only been 1% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward-looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with respect to the timing of the Meeting. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including without limitation future actions by the Dissidents. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and reports filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For more information, please contact:

Investors
ir@snowlakelithium.com

Media
media@snowlakelithium.com

Twitter:
@SnowLakeLithium

www.SnowLakeLithium.com

SOURCE: Snow Lake Resources Ltd.